



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to __________.

Commission file number: 000-51117

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana 71101



REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Home Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2004

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HOME FEDERAL SAVING AND LOAN ASSOCIATION EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

June 22, 2005

By: 

Daniel R. Herndon, on behalf of
Home Federal Savings and Loan Association
as the Plan Administrator

L:\2056\FM11k-emm-F22.wpd

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2004

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2004 or fiscal plan year beginning 11/15/2004 , and ending 12/31/2004 ,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) ________

B This return/report is:
- (1) ☒ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☒ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☐

Part II Basic Plan Information -- *enter all requested information.*

1a Name of plan
HOME FEDERAL SAVINGS & LOAN ASSOCIATION
OF SHREVEPORT EMPLOYEES' SAVINGS &
PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan (mo., day, yr.) 11/15/2004

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
HOME FEDERAL SAVINGS & LOAN
ASSOCIATION OF SHREVEPORT

624 MARKET STREET

SHREVEPORT LA 71101-0000

2b Employer Identification Number (EIN) 72-0214680

2c Sponsor's telephone number 318-222-1145

2d Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] 6-22-05 President and CEO, Daniel R. Herndon
Signature of plan administrator Date Type or print name of individual signing as plan administrator

SIGN HERE [signature] 6-22-05 President and CEO Daniel R. Herndon
Signature of employer/plan sponsor/DFE Date Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v7.2 Form **5500** (2004)



SUMMARY ANNUAL REPORT
FOR HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPORT EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

This is a summary of the annual report for the HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPORT EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST, EIN 72-0214680, Plan No. 003, for the period November 15, 2004 through December 31, 2004. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $667. These expenses included $667 in other expenses. A total of 19 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $860,290 as of December 31, 2004, compared to $0 as of November 15, 2004. During the plan year the plan experienced an increase in its net assets of $860,290. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $77,734 including employer contributions of $15,650, employee contributions of $36,229, and earnings from investments of $25,855.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. financial information; and
2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPORT, 624 MARKET STREET, SHREVEPORT, LA 71101, (318) 222-1145.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPORT, 624 MARKET STREET, SHREVEPORT, LA 71101) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN
	3c Administrator's telephone number
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	**b** EIN
a Sponsor's name	**c** PN
5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN
	c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	21
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	19
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	0
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	19
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	19
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	19
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	0

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2G 2J 2K 2R 3E 3H

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts	(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor



Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1) [X] R (Retirement Plan Information)

(2) [X] 1 T (Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______

(3) [ ] B (Actuarial Information)

(4) [ ] E (ESOP Annual Information)

(5) [ ] SSA (Separated Vested Participant Information)

b Financial Schedules

(1) [ ] H (Financial Information)

(2) [X] I (Financial Information – Small Plan)

(3) [ ] ____ A (Insurance Information)

(4) [ ] C (Service Provider Information)

(5) [X] D (DFE/Participating Plan Information)

(6) [ ] G (Financial Transaction Schedules)

(7) [X] 1 P (Trust Fiduciary Information)



SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar plan year 2004 or fiscal plan year beginning 11/15/2004 , and ending 12/31/2004 ,

A Name of plan or DFE
HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPOR

B Three-digit plan number ▶ 003

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPOR

D Employer Identification Number 72-0214680

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3262720-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 51803

(a) Name of MTIA, CCT, PSA, or 103-12IE STABLE VALUE FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272739-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 125725

(a) Name of MTIA, CCT, PSA, or 103-12IE MIDCAPITALIZATION EQUITY INDEX FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272818-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 83538

(a) Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-6450621-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 14972



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE 20 + TREASURY BOND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272815-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 10161

(a) Name of MTIA, CCT, PSA, or 103-12IE EAFE LITE FUND

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272738-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 19644

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOCATION INCOME F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272736-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 11261

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOCATION GROWTH A

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272735-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 32564

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC ASSET ALLOCATION GROWTH F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3272737-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 78523

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY GROWTH FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3315908-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 17854



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY VALUE FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3315910-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 31817

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSSELL 2000 INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3318704-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 105241

(a) Name of MTIA, CCT, PSA, or 103-12IE NASDAQ 100 INDEX FUND F

(b) Name of sponsor of entity listed in (a) BARCLAYS GLOBAL INVESTORS, NA

(c) EIN-PN 94-3369152-000 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 69544

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in (a) ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______



Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN



SCHEDULE I (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning 11/15/2004 , and ending 12/31/2004 ,

A Name of plan HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPO	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPO	**D** Employer Identification Number 72-0214680

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	1a		860327
b Total plan liabilities	1b		37
c Net plan assets (subtract line 1b from line 1a)	1c	0	860290
2 Income, Expenses, and Transfers for this Plan Year:		**(a) Amount**	**(b) Total**
a Contributions received or receivable			
(1) Employers	2a(1)	15650	
(2) Participants	2a(2)	36229	
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	25855	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		77734
e Benefits paid (including direct rollovers)	2e		
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Other expenses	2h	667	
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		667
j Net income (loss) (subtract line 2i from line 2d)	2j		77067
k Transfers to (from) the plan (see instructions)	2k		783223

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	



Official Use Only

		Line	Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		167000
e	Participant loans	3e	X		33645
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

		Line	Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1800000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ______

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)



SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For trust calendar year 2004 or fiscal year beginning 11/15/2004 , and ending 12/31/2004

1a Name of trustee or custodian

THE BANK OF NEW YORK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

ONE WALL STREET

c City or town, state, and ZIP code

NEW YORK NY 10286-0000

2a Name of trust
HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPORT EMPLOYEES'

b Trust's employer identification number 72-0214680

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ▶ 72-0214680

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE Signature of fiduciary ▶ James D. Travers Date ▶ 6/16/05

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ. v7.2 **Schedule P (Form 5500) 2004**



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning 11/15/2004 , and ending 12/31/2004 ,

A Name of plan HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPOR	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPOR	**D** **Employer Identification Number** 72-0214680

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . 1 $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 13-3745616 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year 3

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▶ Month______ Day_____ Year_______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . 6a $

b Enter the amount contributed by the employer to the plan for this plan year . . . . 6b $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . 6c $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . ☐ Yes ☐ No



Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning 11/15/2004 , and ending 12/31/2004 ,

A Name of plan HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPORT	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF SHREVEPORT	**D** Employer Identification Number 72-0214680

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b** Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________ .

b The number of such QSLOBs that have employees benefiting under this plan is ______________ .

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates. ▶

3 Exceptions – Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month ____ Day ____ Year ____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ ________ **d** %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): (1) ☐ the ratio percentage test (2) ☐ average benefit test

